UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    SCHEDULE 13G/A
                     Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                                   ENI S.p.A.
		-------------------------------------------------------
                                (Name of Issuer)


                  Ordinary Shares, nominal value (euro) 1.00 Per Share
		-------------------------------------------------------
                           (Title of Class of Securities)


                                    26874R108
		-------------------------------------------------------
                                 (CUSIP Number)


                                  December 31, 2005
		-------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

	Check the appropriate box to designate the rule pursuant to which this
	Schedule is filed:

                  |_| Rule 13d-1(b)
                  |X| Rule 13d-1(c)
                  |_| Rule 13d-1(d)


CUSIP No. 26874R108

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1.   	 NAME OF REPORTING PERSON:
	 Cassa Depositi e Prestiti societa' per azioni ("CDP") (1)
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |_|
                                                                     (b)   |_|
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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION: The Republic of Italy

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                           5.   SOLE VOTING POWER
                                400,288,338 - 9.99% (2)
       NUMBER OF
         SHARES            6.   SHARED VOTING POWER
      BENEFICIALLY              0
       OWNED BY
          EACH             7.   SOLE DISPOSITIVE POWER
       REPORTING                400,288,338 - 9.99% (2)
        PERSON
         WITH              8.   SHARED DISPOSITIVE POWER
                                0

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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         400,288,338 (2)

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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES|_|


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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         9.99% (2)

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12.      TYPE OF REPORTING PERSON
         CO

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(1) CDP is an Italian company 70% owned by the Republic of Italy
(acting through the Ministry of Economy and Finance) and 30% owned by 66 Italian Banking Foundations.

(2)Pursuant to the provisions set forth in art. 9 of the Decree issued on December 5, 2003 by the Italian Ministry of Economy and Finance, effective on December 12, 2003, the Republic of Italy transferred to CDP n. 400,288,338 ENI ordinary shares.
In comparison with last year, the percentage of ownership has slightly decreased (passing from 9.996% to 9.993%), as a consequence of the increase of ENI number of shares, due to the exercise of stock options.





Item 1(a).	Name of Issuer:

		ENI S.p.A. ("ENI")

Item 1(b).	Address of Issuer's Principal Executive Offices:

         	Piazzale Enrico Mattei, 1
         	00144 Rome, Italy

Item 2(a).	Name of Person Filing:

         	Cassa Depositi e Prestiti societa' per azioni ("CDP")

Item 2(b).	Address of Principal Business Office, or if None, Residence:

         	Via Goito, 4
         	00185 Rome, Italy

Item 2(c).	Citizenship:

         	The Republic of Italy

Item 2(d).	Title of Class of Securities:

		Ordinary Shares, nominal value (euro) 1.00 per share
		(the "Ordinary Shares")

Item 2(e).	CUSIP Number:

         	26874R108

Item 3.		If this Statement is Filed Pursuant to Rule 13d-1(b), or
                13d-2(b) or (c), Check Whether the Person Filing is a:

         	Not applicable.

Item 4.		Ownership

     		(a) Amount beneficially owned:

		    400,288,338 Ordinary Shares.

     		(b) Percent of class:

         	    9.99%

		(c) Number of shares as to which such person has:

		(i)  Sole power to vote or to direct the vote: 400,288,338
	        (ii) Shared power to vote or to direct the vote: 0
	        (iii)Sole power to dispose or to direct the disposition of:
		     400,288,338
                (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.		Ownership of Five Percent or Less of a Class

                Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person

         	Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         	Not applicable.

Item 8.         Identification and Classification of Members of the Group

         	Not applicable.

Item 9.         Notice of Dissolution of Group

         	Not applicable.

Item 10.        Certification

         	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                CASSA DEPOSITI E PRESTITI SOCIETA' PER AZIONI

January 25, 2006
                                /s/ Salvatore Rebecchini
                                -----------------------------
                                Name: Salvatore Rebecchini
				Title: Chairman